SCHEDULE 14A

                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
              Proxy Statement Pursuant to Section 14(a) Securities
                              Exchange Act of 1934

Filed by the Registrant             |_|

Filed by a party other than the Registrant   |X|

         Check the appropriate box:

|X|      Preliminary Proxy Statement

|_|      Confidential, for Use of the Commission Only
           (as permitted by Rule 14a-6(e)(2))

|_|      Definitive Proxy Statement

|_|      Definitive Additional Materials

|_|      Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                        NOONEY INCOME FUND LTD. II, L.P.

                (Name of Registrant as Specified in Its Charter)

                                BOND G.P., L.L.C.

    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

|X|     No fee required

|_|     Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

        (1) Title of each class of securities to which transaction applies:

        (2) Aggregate number of securities to which transactions applies:


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        (3) Per unit price or other underlying  value  of  transaction  computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined.)

        (4) Proposed maximum aggregate value of transaction:

        (5) Total Fee paid:

|_|     Fee paid previously with preliminary materials

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        (1) Amount previously paid:

        (2) Form, Schedule or Registration Statement No.:

        (3) Filing party:

        (4) Date filed:


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                                Bond G.P., L.L.C.
                             1100 Main - Suite 2100
                           Kansas City, Missouri 64105

To The Limited Partners:

         Enclosed is a Solicitation of Consents seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners") of Nooney Income Fund Ltd. II, L.P., a Missouri limited partnership (the "Partnership"), to remove the current general partners and to elect Bond G.P., L.L.C., a Missouri limited liability company ("Bond G.P.") as the new general partner of the Partnership, and to approve the marketing to third parties of the Partnership assets. Bond G.P. would be entitled to cause the Partnership to engage in transactions with its affiliates, however, Bond G.P. intends to contract with an independent third party to market the Properties.

         Bond G.P. is an affiliate of Bond Purchase, L.L.C. a limited partner of the Partnership. The goal of Bond G.P. in soliciting the Consents is to elect Bond G.P. as the new general partner of the Partnership so that Bond G.P. can seek opportunities to sell the Partnership's properties, and upon the successful sale of the properties, to distribute the proceeds of those sales to the Limited Partners and eventually to seek the orderly liquidation of the Partnership.

          A review of documents and reports publicly filed by the Partnership indicates that the properties held by the Partnership are potentially valuable real estate assets. Given the recent recovery in real estate markets, and the extremely long time that the Partnership has held the properties, Bond G.P. believes the Partnership should be actively seeking opportunities to sell the properties to third parties now in order to maximize the potential cash returns to the Limited Partners on their original investment.

         Other than one of the properties (Countryside Office Park), the current general partners have not previously pursued sales of the properties. Bond G.P. believes that the best way to be sure of a prompt sale of the properties is to remove the current general partners and elect Bond G.P. as the new general partner.

         We urge you to carefully read the enclosed Consent Solicitation Statement in order to vote your interests. YOUR VOTE IS IMPORTANT. FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PROPOSALS. To be sure your vote is represented, please sign, date and return the enclosed Consent of Limited Partner form as promptly as possible in the enclosed, prepaid envelope. If you have any questions, please do not hesitate to contact Bond G.P. at (816) 421-4670.

                                                  Very Truly Yours,

                                                  Bond G.P., L.L.C.

                            SOLICITATION OF CONSENTS
                                       of
                                LIMITED PARTNERS
                                       of
                        Nooney Income Fund Ltd. II, L.P.
                                       by
                                Bond G.P., L.L.C.
                      a Missouri limited liability company

                                 August __, 1999

                         CONSENT SOLICITATION STATEMENT

         Bond G.P., L.L.C. a Missouri limited liability company ("Bond G.P."), is an affiliate of Bond Purchase, L.L.C., a Missouri limited liability company that is a limited partner of the Partnership ("Bond Purchase"). Bond G.P. is seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners") of Nooney Income Fund Ltd. II, L.P., a Missouri limited partnership (the "Partnership"), to remove the current general partners and to elect Bond G.P. as the new general partner of the Partnership, and to approve the marketing of the Partnership assets. The election of Bond G.P. as a general partner is conditioned upon the approval of the removal of the current general partners.

         In the event that the current general partners are removed and Bond G.P. is not elected as the new general partner, Bond G.P. will initiate an additional consent solicitation to elect a general partner. During such time, the current general partners would continue to manage the Partnership as the general partners.

         This Consent Solicitation Statement and the accompanying form of Consent of Limited Partners are first being mailed to Limited Partners on or about August __, 1999. The participants in this solicitation are Bond G.P., Bond Purchase, David L. Johnson and Christine A. Robinson.

         In reviewing this Consent Solicitation Statement please consider the following:

         o The Partnership has held its real estate properties (the "Properties") for over 12 years; although the Partnership was originally anticipating to sell or refinance its properties within 5 to 10 years after their acquisition. Based on the fact that the real estate market has improved in recent years Bond G.P. believes that the Partnership should be actively seeking opportunities to sell the Properties.



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         o        The  Partnership  acquired  interests  in  five  real property investments.

         o If Bond G.P. is successful in replacing the current general partners, Bond G.P. expects to actively market the Properties.

         o If Bond G.P. is appointed as the new general partner, it or its affiliates would generally be entitled to the same fees as previously paid to the current general partners. Bond G.P. intends to contract with an independent third party to market the Properties. Bond G.P. hereby agrees, upon its election as the new general partner, to reduce property management fees and any other fees payable to the general partner or its affiliates by at least 20%.

         o No consents are being solicited hereby to approve any sales transaction by the Partnership. Bond G.P. has not identified or contacted any potential buyers for any of the Properties. The Limited Partners will be asked at a later date to consent to any agreement Bond G.P. obtains to sell all or substantially of the Properties, as provided in the Partnership Agreement.

         o If Bond G.P. is appointed as the new general partner, it will be entitled to the same participation interest in all profits, losses and distributions of the Partnership to the same extent as the former general partners. During 1998, cash distributions of $22,046.00 were paid to the general partners by the Partnership.

         o On November 6, 1997, the original general partners, with whom the original Limited Partners invested their money, sold out their interests as general partners of the Partnership. The management subsidiary has received $215,198 in management fees and $40,000.00 as reimbursement for indirect expenses for the year ended December 31, 1998. The current general partners will continue to collect management fees until they sell the Properties, and therefore have a financial incentive not to sell the Properties. The current general partners do not own any Partnership interests. Although Bond G.P. may also have a financial incentive not to sell the Properties because it also will receive management fees, Bond G.P.'s incentive not to sell the properties is less because (i) it will be collecting management fees which are 20% less for managing the Properties and (ii) its affiliate holds 59 Partnership Units (less than one percent of the total units outstanding). Therefore, Bond G.P. has a stronger incentive to ensure the prompt sale of the Properties at a favorable price.

         There are other investment considerations which should be weighed in replacing the current general partners with Bond G.P. Limited Partners are advised to read this

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Consent Solicitation Statement  carefully  and to  consult with their investment and tax advisors. YOUR VOTE IS IMPORTANT. FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PROPOSALS.

         The Consents are solicited upon the terms and subject to the conditions of this Consent Solicitation Statement and the accompanying form of Consent. Removal of the current general partners and the election of Bond G.P. as the new general partner, requires the consent of the record holders of a majority of the units of interest ("Units") of the Limited Partners (the "Required Consents"). If Bond G.P. receives the Required Consents, it will promptly complete the necessary requirements to become the new general partner, as provided in the Partnership's Agreement and Certificate of Limited Partnership dated February 12, 1985, (the "Partnership Agreement"). See PROPOSALS AND SUPPORTING STATEMENT Admission of a New General Partner.

         Section 6.9.A of the Partnership Agreement provides that the limited partners whose combined capital contributions represent at least a majority of the total capital contributions of the limited partners may remove a general partner. Although Section 6.9 does not indicate what methods may be used to get the approval of a majority of the limited partners, in Article One of the Partnership Agreement, "Consent of the Limited Partners" is defined to mean the written consent or vote to do the act or do the thing for which the consent or vote is solicited. Section 10.12 of the Partnership Agreement provides a mechanism for calling meetings of the limited partners pursuant to which the Limited Partners would act by majority vote. Although Section 6.9.A of the Partnership Agreement does not use the defined term "Consent of the Limited
Partners," we believe that because the Partnership Agreement contemplates consent solicitations being used by the Limited Partners, obtaining the consent of a majority of the limited partners to remove the general partners through a consent solicitation would be binding on the Partnership's general partners. However, neither the Partnership Agreement nor state law specifically authorizes the removal of general partners by a consent solicitation. The Partnership previously obtained Limited Partner Consent to amend the Partnership Agreement by a consent solicitation dated October 4, 1995.

         THIS SOLICITATION IS BEING MADE BY BOND G.P. AND NOT ON BEHALF OF THE PARTNERSHIP. CONSENTS SHOULD BE DELIVERED TO BOND G.P. AND NOT TO THE PARTNERSHIP.

         THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

         THIS SOLICITATION OF CONSENTS EXPIRES NO LATER THAN 11:59 P.M. EASTERN TIME ON DECEMBER ___, 1999, UNLESS EXTENDED.

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                        INFORMATION CONCERNING BOND G.P.

         Bond G.P. is a Missouri limited liability company that was formed in 1999 for the purpose of seeking to become the general partner of other real estate limited partnerships. Bond G.P. is currently soliciting consents to remove the general partners of Nooney Income Fund Ltd., L.P. and Nooney Real Property Investors-Two, L.P. The sole Manager of Bond G.P. is Bond Purchase, which manages all of the business affairs of Bond G.P. Bond Purchase holds interests in the Partnership and other real estate limited partnerships for investment purposes. The principal office of Bond Purchase, L.L.C. is 1100 Main
- Suite 2100, Kansas City, MO 64105; telephone (816) 421-4670.

         The resumes of the individual participants of the solicitation and the members of the executive management and principal members of Bond Purchase are set forth below.

         David L. Johnson. Mr. Johnson, age 43, is Chairman, Chief Executive Officer, and majority shareholder of Maxus Properties, Inc. Mr. Johnson is also currently Vice President of KelCor, Inc., a Missouri corporation ("KelCor") that specializes in the acquisition of commercial real estate and the purchase of loans and apartments from lending institutions and agencies of the federal government. In addition, KelCor acts as a general partner in approximately ten real estate limited partnerships. Mr. Johnson and his wife own all of the issued and outstanding stock of KelCor and 80 percent of the issued and outstanding stock of MJS. Mr. Johnson is also a member of, and majority owner of the outstanding interests in Bond Purchase. Mr. Johnson is a 1978 graduate of the University of Missouri-Columbia. Upon graduation, Mr. Johnson joined the international accounting firm of Arthur Andersen & Co., where he was promoted to Tax Manager in 1982. At Arthur Andersen, Mr. Johnson specialized in structuring real estate transactions for clients. In 1988, Mr. Johnson left Arthur Andersen to pursue a career in the development, syndication and management of commercial and multi-family real estate projects. Mr. Johnson is a licensed real estate broker and a certified public accountant in the State of Missouri. As of the date of this Proxy Statement, Mr. Johnson owns 10 Limited Partner Units and is a beneficial owner of 656 Limited Partner Units owned by Bond Purchase. Bond G.P. and Bond Purchase are both affiliated because Johnson has either a direct or indirect majority ownership interest in both entities.

         Daniel W. Pishny. Mr. Pishny, age 36, is President, Chief Operating Officer and a minority shareholder of Maxus Properties, Inc. Mr. Pishny graduated with highest distinction from the University of Kansas in 1984 where he obtained a degree in business administration. After graduating, he joined the Kansas City office of KPMG Peat Marwick, an international accounting firm. At KPMG Peat Marwick, Mr. Pishny was promoted to Audit Manager, specializing in the auditing of financial institutions. From 1990 to 1995, Mr. Pishny worked in the commercial real estate lending departments of two major Kansas City financial institutions. Mr. Pishny joined Maxus in 1995 and is responsible for the day-to-day operations of Maxus and its managed properties.

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

         John W. Alvey. Mr. Alvey, age 40, is Executive Vice President, Chief Financial Officer and a minority shareholder of Maxus Properties, Inc., and President of KelCor, Inc. Mr. Alvey holds a degree from Rockhurst College and a Masters of Accountancy from Kansas State University. In 1982, Mr. Alvey joined Arthur Andersen & Co., where he was promoted to Tax Manager working primarily on real estate matters for individual clients. Mr. Alvey joined Maxus in 1988 after spending one year working with a Kansas City-area real estate company. Mr. Alvey became President of KelCor, Inc. in 1992. Mr. Alvey is responsible for the day-to-day accounting functions, risk management and taxes for Maxus and its managed properties.

         Christine A. Robinson. Ms. Robinson, age 32, is currently Vice President and a minority shareholder of Maxus. Ms. Robinson has served as Vice President of Maxus since September, 1997. Prior to September 1997, Ms. Robinson served as Sales/Marketing/Financial Analyst for American Italian Pasta Company, a retail pasta manufacturing and sales company,and also worked as an independent contractor for American Management Association, a company that provides management, finance and inventory seminars. Ms. Robinson graduated Magna Cum Laude from Kansas State University in 1990 where she received a degree in accounting.

         Amy Kennedy. Controller. Ms. Kennedy, age 31, obtained a Bachelors degree from the University of Kansas in 1991. Ms. Kennedy worked as an accountant for School Services and Leasing, a national sales and leasing firm, prior to joining Maxus in 1992 and is also a minority shareholder of Maxus. Ms. Kennedy is responsible for general accounting functions and monthly financial statements for all Maxus managed properties.

         Robert Thomson. Attorney. Mr. Thomson, age 52, is a practicing attorney in Kansas City, Missouri, where he has been so engaged since graduation in 1972 from the University of Missouri at Kansas City School of Law (Order of Bench and Robe; Class Ranking - First). From 1972-73 he was Law Clerk to the Honorable Elmo B. Hunter, United States District Court, Western District of Missouri.

         Mr. Thomson was with the Kansas City, Missouri office of the law firm Linde Thomson Langworthy Kohn & Van Dyke, P.C. from 1973 to 1990, with a practice emphasizing business, corporate and securities law. He has been a lecturer on securities law and a frequent speaker in that area at various seminars and meetings, including the Missouri Society of Certified Public
Accountants Tax Shelter Workshop, Syndications Conference for the Missouri Society of Certified Public Accountants, Annual Syndication Conference, Missouri Society of Certified Public Accountants (St. Louis, Missouri), Structuring and Evaluating Tax Shelters after ERTA, Tax Shelters, Real Estate and Oil and Gas, and moderator of Current Developments in Securities, Tax and Corporate Law for the University of Missouri at Kansas City and Kansas City Bar Association.

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

         Additionally, Mr. Thomson authored the 1999 Employment Agreement sections of the Missouri Corporate and Partnership Forms Handbook, was editor and contributor of the UMKC-CLE publication "Understanding Tax Shelters" and has participated at various breakfast and luncheon presentations before realtors, title companies and continuing legal education programs. Mr. Thomson has served on the Sub-Committee on Real Estate Programs, Regulation of Securities Committee of the ABA Section on Corporate, Banking and Business Law, and is currently a member of the Kansas City Bar Association, the Missouri Bar and the American Bar Association.

                     INFORMATION CONCERNING THE PARTNERSHIP

         Information contained in this section is based upon documents and reports publicly filed by the Partnership, including the Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "Form 10-K"). Although Bond G.P. has no information that any statements contained in this section are untrue, Bond G.P. has not independently investigated the accuracy of statements, and takes no responsibility for the accuracy, inaccuracy, completeness or incompleteness of any of the information contained in this section or for the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information.

Former and Current General Partners

         The Partnership is a limited partnership formed under the Missouri Uniform Limited Partnership Law on February 12, 1985. The Partnership's purpose is to invest, on an all cash basis, in income-producing real properties such as shopping centers, office buildings, office/warehouses and other commercial properties. The original general partners were Gregory J. Nooney, Jr., G. J. Nooney, John J. Nooney, James J. O'Connor III, James J. Finn, Douglas H. Wilton and Nooney Income Investments Two, Inc. The current General Partners are Nooney Income Investments Two, Inc. and John J. Nooney as a Special General Partner.

         On November 6, 1997, Nooney Company sold its wholly-owned subsidiary, Nooney Investors, Inc., the corporate general partner of the Registrant to S-P Properties, Inc., a California corporation, which in turn is a wholly-owned subsidiary of CGS Real Estate Company, Inc., a Texas corporation. Simultaneously, Gregory J. Nooney, Jr., an individual general partner and PAN, Inc., a corporate general partner, sold their economic interests to S-P Properties, Inc. and resigned as general partners.

         Following the sale, control of the Registrant now rests with CGS Real Estate Company, Inc. CGS Real Estate Company, Inc. is owned 50% each by John N. Galardi, Chairman of the Board, and William J. Carden, President. Mr. Galardi is founder of the Galardi Group which controls and manages over 500 fast food restaurants. Mr. Carden founded CGS Real Estate Company, Inc. in 1990 and has been active in commercial real

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estate for over 25 years.  CGS, through its wholly-owned  subsidiaries,  manages over 25 million square feet for third party owners, its own account and several public partnership programs where the company acts as general partner.

         The purchase described above was part of a larger transaction whereby CGS Real Estate Company, Inc. purchased (a) the entire real estate management business operated by Nooney Company through its wholly-owned subsidiary, Nooney Krombach Co., (b) all controlling interests in corporate general partners for all public partnerships, namely Nooney Income Fund Ltd., L.P., Nooney Real Property Investors-Four, L.P., Nooney Real Property Investors-Two, L.P., and Nooney Income Fund Ltd., II, L.P., (c) all investment real estate owned by Nooney Company through other wholly-owned subsidiaries, and (d) the controlling interest in a private partnership which acts as an external advisor to Nooney Realty Trust, a publicly held real estate investment trust traded on the NASDAQ exchange.

         The consideration for the purchase of all corporate general partner interests owned by Nooney Company was $92,000 cash. The consideration for purchase of Gregory J. Nooney, Jr.'s and PAN, Inc.'s general partner interests in the four public partnerships and Nooney Advisors Ltd., L.P. was $243,186.43, paid by assumption of a note payable held by an unrelated individual.

         Although Limited Partners have not received the financial benefits originally anticipated from this Partnership due to the failure of the general partners to sell or refinance the Properties as they had planned within five to ten years after the formation of the Partnership, Bond G.P. believes that the former general partners and their affiliates received substantial "front-end fees" during the Partnership's organization and acquisition phase, and recently received further consideration to sell out their interests as general partners of the Partnership, as described above. Pursuant to Section 5.8 of the Partnership Agreements the General Partner or any Affiliate thereof may receive fees and commissions ("Acquisition Fees") from the Partnership or others on purchases of Property by the Partnership; however, such fees shall not exceed 5% of the gross proceeds received by the Partnership from the offering or the Units as set forth in Section 4.2A hereof. 5% of the gross proceeds is $961,050.00 The Partnership has not disclosed whether such Acquisition Fees were actually paid to the general partners or the amount of the total fees paid to the general partners. In addition, from 1985 until the present, affiliates of the former general partners received substantial property management and other fees.

Partnership Properties

         The partnership invested in five real property investments. The Properties are described below.


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         On February  20,  1985,  the  Registrant  acquired a 24%  interest as a tenant in common in Leawood Fountain Plaza, a three building office complex in Leawood, Kansas. Constructed in two phases in 1982 and 1983, the buildings contain approximately 30,000, 29,000 and 26,000 net rentable square feet of office respectively, or an aggregate of approximately 85,000 net rentable square feet of office space. The buildings are located on a 7.9 acre site which provides paved parking for 403 cars. The purchase price of the complex was $9,626, 576, of which $2,310,379 was paid by the Registrant for its 24% interest. The remaining 76% interest was purchased by Nooney Income Fund, Ltd., L.P., an affiliate of the Registrant, as the other tenant in common. All costs and revenues attributable to the operation of the complex are shared by the Registrant and Nooney Income Fund Ltd., L.P. in proportion to their respective percentage interests. The complex was 97% leased by 41 tenants at December 31, 1998.

         On March 20, 1986, the Registrant acquired the Tower Industrial Building, an office warehouse located at 750-760 Tower Road in Mundelein, Illinois, A suburb or Chicago. The purchase price of the building was $1,235,280. The one-story concrete block building contains approximately 42,000 net rentable square feet and is situated on a 3 acre site which provides parking for 140 cars. As of December 31, 1998 the building was 100% leased by Baxter International, Inc.

         On December 16, 1986, the Registrant acquired a 50% interest as a tenant in common in Countryside Executive Center, a single story office building located at 1210-1270 W. Northwest Highway in Palatine, Illinois, a suburb of Chicago. The building contains approximately 91,000 net rentable square feet and is situated on an 8.6 acre site which provides parking spaces for 467 cars, some of which spaces are shared with adjoining properties pursuant to a mutual easement agreement which also provides for the sharing of certain expenses. The total purchase price of the building was $9,853,660, of which $4,926,830 was paid by the Registrant for its 50% interest. The remaining 50% interest was purchased by Nooney Income Fund III, L.P., an affiliate of the Registrant, and during 1993 was transferred to a subsidiary of the mortgage lender. As of December 31, 1995, the Registrant acquired the mortgage lender's interest in Countryside Executive Center for $1,250,000. Prior to December 29, 1995, all costs and revenues attributable to the operation of the building were shared by the Registrant and a subsidiary of the mortgage lender in proportion to their respective percentage interests. Effective October 1998, the property was renamed Countryside Office Park. The building was 77% leased by 34 tenants at December 31, 1998.

         On December 29, 1986, the Registrant acquired a 45% interest as a tenant in common in Wards Corner Business Center A & B, a two building office/warehouse/showroom facility located at 420-422 Wards Corner Road in Loveland, Ohio, a suburb of Cincinnati. Effective January 1, 1996, the property known as Wards Corner was renamed Northeast Commerce Center. The two single-story buildings contain 50,000 net rentable square feet each, or an aggregate of approximately 100,000 net rentable square feet. The building are situated on a 7.5 acre site which provides parking for 278 cars. The total purchase price of the buildings was $6,630,395, of which $2,983,678 was paid by the Registrant for its 45% interest. The remaining 55% interest was purchased by Nooney Income Fund Ltd., III, L.P., an affiliate of the Registrant, and during 1993 was transferred to a subsidiary of the mortgage lender. As of December 29, 1995, the Registrant acquired the mortgage lender's interest in Northeast Commerce Center for $1,980,000. Prior to December 29, 1995, all costs and revenues attributable to the operation of the building were shared by the Registrant and a subsidiary of the mortgage lender in proportion to their respective percentage interest. The buildings were 50% leased by 3 tenants at December 31, 1998.

         On December 29, 1986, the Registrant acquired a 45% interest as a tenant in common in NorthCreek Office Park, a three building office complex located at 8220, 8240 and 8260 NorthCreek Drive in Cincinnati, Ohio. Constructed in phases in 1984 and 1986, the three-story buildings contain 19,500, 24,000 and 48,000 net rentable square feet respectively, or an aggregate of approximately 91,500 net rentable square feet. The buildings are located on a 8.4 acre site which provides paved parking for 366 cars. The purchase price of the complex was $11,063,260, of which approximately $4,978,467 was paid by the Registrant for its 45% interest. The remaining 55% interest was purchased by Nooney Income Fund Ltd. III, L.P., an affiliate of the Registrant, and during 1993 was transferred to a subsidiary of the mortgage lender. As of December 29, 1995, the Registrant acquired the mortgage lender's interest in NorthCreek Office Park for $3,960,000. Prior to December 29, 1995, all costs and revenues attributable to the operation of the complex were shared by the Registrant and a subsidiary of the mortgage lender in proportion to their respective percentage interests. The complex was 100% leased by 34 tenants at December 31, 1998.

         According to the Partnership's Form 10-K, it was originally anticipated that the Partnership would sell or refinance its properties within approximately five to ten years after their acquisition.

         It has been more than 12 years since the Partnership commenced operations. The original investment expectations have not been met.

         Outstanding Units

         According to the Partnership's Form 10-K, there were 19,221 Units issued and outstanding at December 31, 1998, held by 1,335 holders of record. A Limited Partner is entitled to one vote for each Unit owned by such Limited Partner. Bond G.P.'s affiliates own 59 Units, or less than 1% of the outstanding Units. According to the Form 10-K, neither the Former general partners nor the current general partners owns any Units.

                       PROPOSALS AND SUPPORTING STATEMENT

         The Limited Partners are being asked to approve by written consent the following actions (the "Proposals") pursuant to the Partnership Agreement:

         (1)  the  removal  of  the  current  general  partners,  Nooney  Income
Investments Two, Inc. and special General Partner, John J. Nooney, as the general partners of the Partnership;

         (2) the election of Bond G.P. as the new general partner of the Partnership (which is conditioned upon the approval of the removal of the current general partners); and

         (3) approve marketing of the sale of the Partnership's Properties.

         Bond G.P. believes that the Proposal is in the interest of all Limited Partners and strongly encourages all Limited Partners to approve the Proposals.

         A review of documents and reports publicly filed by the Partnership indicates that the Properties held by the Partnership are potentially valuable real estate assets. Given the recent recovery in real estate markets, and the extremely long time that the Partnership has held the Properties, Bond G.P. believes the Partnership should be actively seeking opportunities to sell the Properties to third parties now in order to maximize the potential cash returns to the Limited Partners on their original investment.

         The current managing general partner recently purchased from the former general partners, among other things, the right to manage the Partnership and collect the management fees. The general partner's management subsidiary received $215,198 in management fees and $40,000 reimbursement of indirect expenses for the twelve months ended December 31, 1998. Bond G.P. intends to contract with an independent third party to market the Properties and has committed to reduce property management fees and any other fees payable to the general partner or its affiliates by at least 20%.

         The current managing general partner will continue to collect management fees until it sells the Properties, and therefore has a financial incentive not to sell the Properties. Although Bond G.P. may have a financial incentive not to sell the Properties because it also will receive management fees, Bond G.P.'s incentive to sell the properties is less because (i) it will receive management fees which are 20% less than the current fees for managing the Properties and (ii) it has an affiliate that owns Units. Therefore, Bond G.P. has an incentive to ensure the prompt sale of the Properties at a favorable price. The current general partners own no Units in the Partnership and therefore do not have the same financial incentive to sell the Properties as do the Limited Partners.

         There is no prohibition against Bond G.P. selling the properties to an affiliate. However, Bond G.P. plans to have the properties marketed by an independent broker. At this time, there is no plan for an affiliate of Bond G.P. to buy these properties.

         Bond G.P. believes that removing the current general partners and electing Bond G.P. as the new general partner will provide the Limited Partners with the best potential to maximize the potential cash returns to the Limited Partners in the near future. Bond G.P.'s belief is based on (i) the expectation that, upon its election as the new general partner, it will immediately actively market the Properties and (ii) the fact that the current general partners have not disclosed that they are seeking to sell any of the Properties except for Countryside Office Park. Bond G.P. believes that the best way to be sure of a prompt marketing of the Properties is to remove the current general partners and elect Bond G.P. as the new general partner.

         No consents are currently being solicited to approve any sales transaction by the Partnership. Bond G.P. has not identified nor contacted any potential buyers for any of the Properties. If Bond G.P. is admitted as the new general partner, it expects to sell the Properties for cash within the next 24 months, pay off any related debt not assumed by a buyer, pay selling expenses, distribute the net proceeds to the Limited Partners in accordance with the Partnership Agreement, and liquidate and dissolve the Partnership. Any such sales would be dependent upon the condition of the Properties at such time of proposed sale, local market conditions for the areas in which the Properties are located, general economic conditions, interest rates and the availability of financing for the purchase of one or more of the Properties. Liquidation of the Partnership would occur as soon as practicable and in an orderly manner after the sale of all the Properties. Consent of the Limited Partners for sale of all or substantially all of the Properties will be obtained in accordance with the Partnership Agreement. No assurance can be given regarding the timing or proceeds of any sales of the Properties or the timing of the liquidation.

         Consent of the Limited  Partners  for the sale of all or  substantially all of the Properties will be obtained in accordance with the Partnership Agreement. Section 5.2.B(i) of the Partnership Agreement provides that the general partners shall not, without the consent of the Limited Partners, sell or otherwise dispose of, at one time, all or substantially all of the assets of the Partnership. Consent is only required if the Partnership sells all or substantially all of the Properties. Bond G.P. intends to sell all or substantially all of the Properties and therefore would be required to obtain the consent of the Limited Partners.

Admission of New General Partner

         Upon satisfaction of the conditions of succession by Bond G.P. as the new general partner, the current general partners shall be removed as general partner and Bond G.P. shall simultaneously become the general partner. Thereafter, the current general partners will not retain any of the rights, powers or authority accruing to the general partner following their removal as general partners; provided, however, that the Partnership must purchase the current general partners' interest in the Partnership in the manner and for an amount determined as provided in the Partnership Agreement. If Bond G.P. is appointed as the new general partner, it will be entitled to the same percentage interest in all profits and losses, and cash distributions made by the Partnership prior to dissolution as which the current general partners are entitled to. In the event the current general partners are removed, Bond G.P. is elected as the new general partner and the Properties are then sold, the current general partners would not be entitled to any distribution, but Bond G.P. would be entitled to a distribution of up to 15% of the total amount distributed, after the limited partners have received a return of their adjusted capital contributions plus a 11% return thereon. Bond G.P. does not believe that the ultimate sale price for the Properties would result in any payment to the general partners, whether the general partners remain as presently constituted or replaced by Bond G.P.

         Bond G.P. believes that the Partnership would not have to pay anything to the current general partners to buy their general partner interests. Section 6.9.C of the Partnership Agreement provides that within sixty (60) days after the removal of a general partner, two independent appraisers shall appraise the partnership's net assets, and in the event that the two appraisers are unable to agree upon the value, such appraisers will appoint a third appraiser to submit a final and binding determination. The Partnership is required to pay all fees and expenses incurred with respect to such appraisal. In making the appraisal, the appraisers are to assume that (i) the Partnership's assets were sold on the date the general partner was removed and (ii) the Partnership is liquidated in accordance with Section 8.4 of the Partnership Agreement. Section 8.4.A provides that, upon liquidation and dissolution of the Partnership, before any payments are made to the general partners, the balance of any funds remaining after payments for debts, liabilities and loans of the partnership, shall be distributed pro rata to each limited partner in an amount equal to his "Adjusted Capital Contribution." Bond G.P. estimates the value of the net assets of the Partnership to be $9,568,937 (based on the Partnership's 10-K for the calendar year ending December 31, 1998). This estimate is reached by (i) capitalizing the sum of the Partnership's 1998 net income plus depreciation, amortization and interest expenses at ten percent and (ii) subtracting from such amount (x) the Partnership's total liabilities as of December 31, 1998 and (y) estimating closing costs of the sale of five percent. In addition, the estimated value includes the Partnership's cash on hand as of December 31, 1998. Based on this value of $9,568,937, the entire estimated value of the assets would be paid to the limited partners because Bond G.P.'s estimate of the "Adjusted Capital Contribution" as of December 31, 1998 is $19,221,000. Thus, the value of the net assets is far less than the Limited Partners' estimated Adjusted Capital Contribution. Thus, the general partners would not be entitled to payment for its interests pursuant to Section 8.4.A of the Partnership Agreement. However, the Partnership would have to pay the expenses of the appraisals which Bond G.P. estimates to be approximately $75,000 (three appraisals for each of the five properties at $5,000 each).

         The "conditions of succession" for Bond G.P. becoming a general partner once it receives a majority of the consents are that (i) Bond G.P. must agree to be bound by the provisions of the Partnership Agreement; (ii) an amendment to the Certificate of the Limited Partnership must be filed with the Missouri Secretary of State to reflect the admission of Bond G.P. as a successor general partner and (iii) either (a) a court of competent jurisdiction in the State of Missouri shall have determined in an action for declaratory judgment or similar relief brought on behalf of the Limited Partners that the exercise of the removal of the general partners will not result in the loss of limited liability to the Limited Partners or violate the Missouri Uniform Limited Partnership Law or (b) counsel for Limited Partners shall deliver an opinion to the same effect satisfactory to the limited partners seeking to remove the general partner that such removal will not result in the loss of the limited liability of the Limited Partners or violate the Missouri Uniform Limited Partnership Law. Bond G.P. does not believe it will have any difficulty in satisfying these condition of succession.

         If the limited partners elect Bond G.P. as General Partner, but do not adopt the proposal to sell the partnership assets, Bond G.P. intends to operate the properties with 20% lower fees.

         Bond G.P. has indicated its desire to become the new general partner and, other than a subsequent material adverse change in the Partnership, Bond G.P. does not anticipate any circumstance under which it would not desire to become the new general partner. A material adverse change would include bankruptcy, foreclosure or other impairments on the value or operations of the Properties. A condition to succession is the delivery of a legal opinion required by the Partnership Agreement. Bond G.P. believes such condition can be satisfied within ten days of receiving the Required Consents. Bond G.P. reserves the right to withdraw before admission as the new general partner in the event of a material adverse change in the Partnership or in the event Bond G.P. is unable to satisfy or obtain a waiver of the conditions of succession by Bond G.P. as the new general partner under the Partnership Agreement.

         Bond G.P., as the new general partner, will be entitled to the same distributions and allocations as the current general partners i.e., 1% interest in all profits and losses and 10% of cash distributions of the Partnership and up to 15% of distributions upon liquidation, after the limited partners have received a return of their Adjusted Capital Contribution plus 11% interest thereon. Bond G.P. does not believe that the 15% liquidation distribution to the general partner will ever take place. Under the terms of the Partnership Agreement, the Partnership is entitled to engage in various transactions involving affiliates of the general partner. If Bond G.P. is appointed as the new general partner, it will examine any existing agreements between the Partnership and any affiliates of the current general partner and expects to terminate some or all of those agreements. Bond G.P. would be entitled to cause the Partnership to engage in transactions with its affiliates, however, Bond G.P. intends to contract with an independent third party to market the Properties and has committed to reduce property management fees and any other fees payable to it or its affiliates by at least 20%. In addition, Bond G.P. could enter into other kinds of transactions with its affiliates.

                      VOTING PROCEDURE FOR LIMITED PARTNER

Distribution and Expiration Date of Solicitation

         This Consent Solicitation Statement and the related Consent are first being mailed to Limited Partners on or about August ___, 1999. Limited Partners who are record owners of Units as of August ___, 1999 (the "Record Date") may execute and deliver a Consent. A beneficial owner of Units who is not the record owner of such Units must arrange for the record owner of such Units to execute and deliver to Bond G.P. a Consent that reflects the vote of the beneficial owner.

         This solicitation of Consents will expire at 11:59 p.m. Eastern Time on the earlier to occur of the following dates (the "Expiration Date"): (i) December ___, 1999 or such later date to which Bond G.P. determines to extend the solicitation, and (ii) the date the Required Consents are received. Bond G.P. reserves the right to extend this solicitation of Consents for such period or periods as it may determine in its sole discretion from time to time; provided, however that it will not extend this solicitation past August __, 2000. Any such extension will be followed as promptly as practicable by notice thereof by press release or by written notice to the Limited Partners. During any extension of this solicitation of Consents, all Consents delivered to Bond G.P. will remain effective, unless validly revoked prior to the Expiration Date.

         Bond  G.P.   reserves  the  right  for  any  reason  to  terminate  the solicitation of Consents at any time prior to the Expiration Date by giving written notice of such termination to the Limited Partners.

Voting Procedures and Required Consents

         The  consent  of  Limited  Partner  form  included  with  this  Consent
Solicitation Statement is the ballot to be used by Limited Partners to cast their votes. For each Proposal, Limited Partners should mark a box adjacent to the Proposal indicating that the Limited Partner votes "For" or "Against" the Proposal, or wishes to "Abstain." All Consents that are properly completed, signed and delivered to Bond G.P., and not revoked prior to the Expiration Date, will be given effect in accordance with the specifications thereof. If none of the boxes on the Consent is marked, but the Consent is otherwise properly completed and signed, the Limited Partner delivering such Consent will be deemed to have voted "For" the Proposals.

         Each proposal requires the consent of the record holders of a majority of the Units of the Limited Partners (the "Required Consents"). Accordingly, adoption of each Proposal requires the receipt without revocation of the Required Consents indicating a vote "For" the Proposal. Bond G.P. is seeking approval of both of the Proposals, but neither Proposal is conditioned in any way on the approval of the other Proposal. The failure of a Limited Partner to deliver a Consent or a vote to "Abstain" will have the same effect as if such Limited Partner had voted "Against" the Proposals. Units not voted on Consents returned by brokers, banks or nominees will have the same effect as Units voted against the Proposals.

         If Units to which a Consent relates are held of record by two or more joint holders, all such holders must sign the Consent. If a Consent is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the Consent form appropriate evidence of authority to execute the Consent. In addition, if a Consent relates to less than the total number of Units held in the name of such Limited Partner, the Limited Partner must state the number of Units recorded in the name of such Limited Partner to which the Consent relates. If a Consent is executed by a person other than the record owner, then it must be accompanied by a valid proxy duly executed by the record owner.

         All questions as to the validity, form, eligibility (including time of receipt), acceptance, and revocation of Consents, and the interpretation of the terms and conditions of this solicitation of Consents, will be determined by Bond G.P., subject to the provisions of the Partnership Agreement, as well as state and federal law. Bond G.P. reserves the absolute right to reject any or all Consents that are not acceptable. Bond G.P. also reserves the right to waive any conditions as to particular Consents or Units. Unless waived, in connection with Consents must be cured within such determines. None of Bond G.P., any of its affiliates, or any be under any duty to give any notification of any such defects, irregularities or waiver, nor shall any of them incur any liability for failure to give such notification. Deliveries of Consents will not be deemed to have been made until any irregularities or defects therein have been cured or waived.

Completion Instructions

         Limited Partners are requested to complete, sign and date the Consent of Limited Partner form included with this Consent Solicitation Statement and mail, hand deliver, or send by overnight courier the original signed Consent to Bond G.P.

         Consents should be sent or delivered to Bond G.P. and not to the Partnership, at the address set forth on the back cover of this Consent
Solicitation Statement and on the back of the Consent. A prepaid, return envelope is included herewith.

Power of Attorney

         Upon approval of a Proposal, Bond G.P. will be expressly authorized to prepare any and all documentation and take any further actions necessary to implement the actions contemplated under this Consent Solicitation Statement with respect to the approved Proposal. Furthermore, each Limited Partner who votes for a Proposal described in this Consent Solicitation Statement, by signing the attached Consent, constitutes and appoints Bond G.P., acting through its officers and employees, as his or her attorney-in-fact for the purposes of executing any and all documents and taking any and all actions required under the Partnership Agreement in connection with this Consent Solicitation Statement or in order to implement the approved Proposal, including the execution of an amendment to the Partnership Agreement to reflect Bond G.P. as the new general partner of the Partnership or to reflect the dissolution of the Partnership in accordance with the applicable Proposal, and including the selection of an appraiser to appraise the Partnership's assets as may be required by the Partnership Agreement.

Revocation of Consents

         Consents may be revoked at any time prior to the Expiration Date, or a Limited Partner may change his vote on one or both Proposals, in accordance with the following procedures. For a revocation or change of vote to be effective, Bond G.P. must receive prior to the Expiration Date a written notice of revocation or change of vote (which may be in the form of a subsequent, properly executed Consent) at the address set forth on the Consent. The notice must specify the name of the record holder of the Units and the name of the person having executed the Consent to be revoked or changed (if different), and must be executed in the same manner as the Consent to which the revocation or change relates or by a duly authorized person that so indicates and that submits with the notice appropriate evidence of such authority as determined by Bond G.P. A revocation or change of a Consent shall be effective only as to the Units listed on such notice and only if such notice complies with the provisions of this Consent Solicitation Statement.

         Bond G.P. reserves the right to contest the validity of any revocation or change of vote and all questions as to validity (including time of receipt) will be determined by Bond G.P., subject to the provisions of the Partnership Agreement, as well as state and federal law.

Absence of Appraisal Rights

         There are no appraisal or other similar rights available to Limited Partners in connection with this solicitation of Consents.

Solicitation of Consents

         Neither the Partnership nor the current general partners are participants in this solicitation of Consents. Bond G.P., Bond Purchase and its management are the only participants in the solicitation. Bond G.P. will initially bear all costs of this solicitation of Consents, including fees for attorneys, and the cost of preparing, printing and mailing this Consent Solicitation Statement. Bond G.P. shall seek reimbursement for such costs from the Partnership to the extent allowed under the Partnership Agreement and applicable law. In addition to the use of mails, certain officers or regular employees of Bond G.P. may solicit Consents; however, none of these individuals have been specially engaged to assist the solicitation and no officer or employee will be compensated for services to assist the solicitation other than reimbursement of any out-of-pocket expenses relating to the solicitation. The total fees and expenses to be incurred by Bond G.P. in connection with this solicitation are estimated to be $25,000. Bond G.P. has incurred fees and expenses in connection with this solicitation as of August ___, 1999 of approximately $6,000.

         Limited Partners are encouraged to contact Bond G.P. at the address and telephone number set forth on the back cover of this Consent Solicitation Statement with any questions regarding this solicitation of Consents and with requests for additional copies of this Consent Solicitation Statement and form of Consent.

                            SOLICITATION OF CONSENTS
                                       of
                                LIMITED PARTNERS
                                       of
                        Nooney Income Fund Ltd. II, L.P.
                         a Missouri Limited Partnership


         Deliveries of Consents, properly completed and duly executed, should be made to Bond G.P. at the address set forth below.

         Questions and requests for assistance about procedures for consenting or other matters relating to this solicitation may be directed to Bond G.P. at the address and telephone number listed below. Additional copies of this Consent Solicitation Statement and form of Consent may be obtained from Bond G.P. as set forth below.

         No  person  is  authorized  to give  any  information  or to  make  any representation not contained in this Consent Solicitation Statement regarding the solicitation of Consents made hereby, and, if given or made, any such information or representation should not be relied upon as having been authorized by Bond G.P. or any other person. The delivery of this Consent Solicitation Statement shall not, under any circumstances, create any implication that there has been no change in the information set forth herein or in the affairs of Bond G.P. or the Partnership since the date hereof.




                                Bond G.P., L.L.C.
                             1100 Main - Suite 2100
                              Kansas City, MO 64105
                                 (816) 421-4670

                                   APPENDIX A
                      (Form of Consent - Preliminary Copy)

                        Nooney Income Fund Ltd. II, L.P.
               a Missouri Limited Partnership (the "Partnership")

                           CONSENT OF LIMITED PARTNER

            This Consent is Solicited on Behalf of Bond G.P., L.L.C.

         The undersigned has received the Consent Solicitation Statement dated August ___, 1999 ("Consent Solicitation Statement") by Bond G.P., L.L.C., a Missouri limited liability company ("Bond G.P."), seeking the approval by written consent of the following proposals:

         (1) the removal of the current general partners, Nooney Income Investments Two, Inc., a Missouri corporation and John J. Nooney, as special general partner;

         (2) the election of Bond G.P. as the new general partner of the Partnership (which is conditioned on the approval of proposal 1 above); and

         (3) the approval to market the Partnership properties.

         Each of the undersigned, by signing and returning this Consent, hereby constitutes and appoints Bond G.P., acting through its officers and employees as his or her attorney-in-fact for the purposes of executing any and all documents and taking any and all actions required under the Partnership Agreement in connection with this Consent and the Consent Solicitation Statement or in order to implement an approved proposal; and hereby votes all Units of interest in the capital of the Partnership held of record by the undersigned as follows for the proposals set forth above, subject to the Consent Solicitation Statement.



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Proposal                                    FOR      AGAINST        ABSTAIN


1.  Removal of General Partner
    and Special General Partner             [ ]        [ ]            [ ]

2.  Election of New
    General Partner, Bond G.P., L.L.C.      [ ]        [ ]            [ ]

3.  Marketing of Partnership Assets         [ ]        [ ]            [ ]


(Please sign exactly as your name appears on the Partnership's records. Joint owners should each sign. Attorneys-in-fact, executors, administrators, trustees, guardians, corporation officers or others acting in representative capacity should indicate the capacity in which they sign and should give FULL title, and submit appropriate evidence of authority to execute the Consent)

Dated:                        , 1999
(Important - please fill in)


                                                Signature


                                                Signature


                                                Telephone Number


   PLEASE MARK, SIGN, DATE & PROMPTLY RETURN THIS CONSENT BY DEC. ___, 1999.

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THIS  CONSENT IS SOLICITED BY BOND G.P.,  L.L.C.  LIMITED  PARTNERS WHO RETURN A
SIGNED CONSENT BUT FAIL TO INDICATE THEIR APPROVAL OR DISAPPROVAL AS TO ANY MATTER WILL BE DEEMED TO HAVE VOTED TO APPROVE SUCH MATTER. THIS CONSENT IS VALID FROM THE DATE OF ITS EXECUTION UNLESS DULY REVOKED.



                        NOONEY INCOME FUND LTD. II, L.P.
               a Missouri Limited Partnership (the "Partnership")


                           CONSENT OF LIMITED PARTNER

         Deliveries of Consents, properly completed and duly executed, should be made to Bond G.P. at the address set forth below. A prepaid, return envelope is included herewith.

         Questions and requests for assistance about procedures for consenting or other matters relating to this Solicitation may be directed to Bond G.P. at the address and telephone number listed below. Additional copies of this Consent Solicitation Statement and form of Consent may be obtained from Bond G.P. as set forth below.






                                Bond G.P., L.L.C.
                             1100 Main - Suite 2100
                           Kansas City, Missouri 64105

                                 (816) 421-4670



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